

16013859

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2016 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANCHOR ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EAST END AVENUE, SUITE 10A
(No. and Street)

NEW YORK	NY	10075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPA'S P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHELLE N. GUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANCHOR ASSETT MANAGEMENT, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

ADA HERNANDEZ
Notary Public - State of New York
No. 01HE6314512
Qualified in New York County
My Commission Expires Nov. 10, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC (a New York Corporation) as of December 31, 2015. This financial statement is the responsibility of Anchor Asset Management, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anchor Asset Management, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2016

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash	$	46,358
Fees receivable		42,639
Prepaid expenses		3,955
TOTAL ASSETS	$	92,952

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	12,654
TOTAL LIABILITIES		12,654
MEMBER'S EQUITY		80,298
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	92,952

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Organization

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2003 under the laws of the state of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust, a Guernsey Island Trust, pursuant to a trust agreement dated April 17, 2003.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year, and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. The Company considers all fees receivable at December 31, 2015 to be collectible, and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

The Company files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012. The years subject to examination by taxing authorities are 2014, 2013 and 2012. The Company determined that there are no uncertain tax positions that would require adjustments in the financial statements.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $33,704 which exceeded its requirement by $28,704. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 0.38:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Commitments

The Company had an operating lease agreement for its office space that expired February 28, 2015. Therefore there are no future lease payments.

Rent expense was $4,300 for the year ended December 31, 2015.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5 - Concentrations

The Company maintains its cash balance in a financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2015, the Company provided services to one customer comprising 100% of total revenues.

One customer represented 100% of the Company's fees receivable at December 31, 2015.

Note 6 - Income Taxes

Deferred tax assets are provided on the Company's available net operating loss carry-forwards of approximately $2,143,000, expiring through 2033. These are available to offset future taxable income and are comprised of the following:

Federal	$ 609,000
State and local	352,000
	961,000
Valuation allowance	(961,000)
	$ -0-

At December 31, 2015, the Company has recorded a deferred gross tax asset of $961,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance decreased by $10,000 during 2015.

Note 7 - Property and Equipment

Property and equipment, net at December 31, 2015 consists of the following:

Furniture and fixtures	$	6,082
Technology equipment		17,277
		23,359
Less: Accumulated depreciation		23,359
Property and equipment, net	$	-0-

Property and equipment was fully depreciated as of December 31, 2015.

Note 8 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2015, through the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

GRASSI & CO.
Accountants and Success Consultants®



Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Anchor Asset Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Anchor Asset Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Asset Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "exemption provisions") and (2) Anchor Asset Management, LLC stated that Anchor Asset Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Anchor Asset Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anchor Asset Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2016

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

ANCHOR ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015